Pharmagen, Inc.
9337 Fraser Avenue
Silver Spring, MD 20910

May 10, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Pamela Howell

Re:	Pharmagen, Inc.
Registration Statement on Form S-1
File No. 333-186188

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, we hereby request the withdrawal of the registrant's registration statement on Form S-1 originally filed on January 25, 2013, together with all exhibits thereto. The filing has not been declared effective. No securities have been sold or issued pursuant to the registration statement, and the registrant does not intend to sell or issue any securities in connection therewith.

Accordingly, the registrant requests that an order granting withdrawal of the registration statement be issued as soon as possible and be included in the file for the registration statement. The registrant also requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the registration statement be credited to the registrant's account for future use.

Please contact me if you have any comments or questions regarding this application.

Very truly yours,

/s/ Mackie Barch
Mackie Barch
President and Chief Executive Officer